Exhibit 4(p)(2)

Home Office: Cincinnati, Ohio

Fixed Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

ENDORSEMENT

This endorsement is a part of the group variable annuity Contract. It replaces the “Death Benefit Amount” provision that is in the Contract. It is not a separate Contract. It changes the Contract only as stated here. If it conflicts with any of the other terms of the Contract, the provisions of this endorsement will control.

Death Benefit Amount

The Death Benefit Amount for a Participant will equal the greater of:

1)	the Participant’s Account Value on the Death Benefit Valuation Date; or

2)	the Minimum Death Benefit.

The Minimum Death Benefit is equal to the total Purchase Payments we have received for the Participant, including all of the Purchase Payment bonus(es) credited thereto, reduced proportionally for any partial surrenders. This reduction will also include any charges or any adjustments applicable to such partial surrenders. The reduction will be made on the same date as the partial surrender. This means that the Minimum Death Benefit will be reduced in the same proportion that your Account Value is reduced by the partial surrender.

The Death Benefit Amount for a Participant will be reduced by any applicable premium tax or any other tax. It will also be reduced by any loans that may be outstanding for that Participant.

The Death Benefit Amount for a Participant will be allocated among the Subaccounts and the Fixed Account options. This allocation will occur as of the Death Benefit Valuation Date for that Participant. It will be made in the same proportion as the value of each option bears to the Participant’s total Account Value immediately before that date.

Signed for us at our office as of the date of issue.

SECRETARY	PRESIDENT
MARK F. MUETHING	CHARLES R. SCHEPER